Opportunity Partners L.P.
Park 80 West - Plaza Two, 250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663
201-556-0092

February 12, 2015

J. Allen Berryman
Secretary
Stewart Information Services Corporation
1980 Post Oak Boulevard, Suite 800
Houston, Texas 77056

Dear Mr. Berryman:

Opportunity Partners L.P. owns 100 shares of common stock of Stewart Information Services Corporation (the "Company") in registered name and is a member of a group that beneficially owns more than 4% of the Company's outstanding common stock. Please be advised that at the Company's 2015 annual meeting of stockholders, we intend to nominate the following persons for election as directors: James Chadwick, Gerald Hellerman, Richard Latto, Andrew Dakos, and me. If any of our nominees becomes unavailable before the meeting, we reserve the right to select a replacement nominee. In addition, we intend to submit a proposal at the meeting recommending that the Board of Directors submit a proposal to shareholders to cause the Class B shares to be converted to common shares.

We firmly believe that the best way to maximize shareholder value is via a sale of the Company. However, we are willing, as Mr. Morris proposed in his letter of February 9, 2015, to have a substantive discussion with the Chairman and any other directors or officers that would like to speak with us - provided that such a discussion is arranged promptly.

If you need any additional information, I can be reached at
(914) 747-262 or pgoldstein@bulldoginvestors.com.

Very truly yours,

/s/Phillip Goldstein

Phillip Goldstein
Member
Bulldog Investors LLC
General Partner